ALPS ADVISORS, INC.

1290 Broadway, Suite 1000

Denver, CO 80203

December 14, 2021

Ms. Dawn Cotten, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	Clough China Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Ms. Cotten:

This letter confirms the agreement of ALPS Advisors, Inc. (the “Adviser”) and Clough Capital Partners LP (the “Sub-Adviser”) with the Trust with respect to the Fund. This letter agreement supersedes any prior agreement or understanding between the parties, whether oral or written, relating to the subject matter herein.

To the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (excluding Acquired Fund Fees and Expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) exceed 1.35% for Class I shares, 1.60% for Class A and Investor Class shares, and 2.35% for Class C shares through February 28, 2023, the Adviser will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated. The Adviser and the Sub-Adviser agree to allocate any such waivers or reimbursement incurred by the Adviser by attributing 50% of such amount to the Sub-Adviser and 50% of such amount to the Adviser.

If the board of trustees of the Trust determines that it is in the best interest of shareholders of the Trust, the Fund, and the Fund’s shareholders to liquidate the Fund, then the allocation of waivers or reimbursements between the Adviser and Sub-Adviser described in the prior sentence shall not apply with respect to any applicable expenses relating to the liquidation.

Each of the Adviser and the Sub-Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 28, 2022, and shall continue through February 28, 2023, unless extended by agreement of the parties.

ALPS ADVISORS, INC.	CLOUGH CAPITAL PARTNERS LP

By:	By:
Name:	Name:
Title:	Title:

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:
Name:	Dawn Cotten
Title:	President

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